SAMSUNG
ELECTRONICS

**SAMSUNG ELECTRONICS CO., LTD.**
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360






March 5, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549



Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Senior Manager Myung-Kun Kim of IR Team at Samsung Electronics Co., Ltd. at (82) 2-727-7408.

Thank you.

Very truly yours,



Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

dlw 3/11

# Notice of the Convening of the AGM

## Notice of the convening of the 39th Annual General Meeting of Shareholders

On March 4, 2008, pursuant to Article 17 of the Articles of Incorporation, BOD of Samsung Electronics approved the convening of the 39th annual general meeting of shareholders.

1. Date: March 28, 2008. (09:00 a.m.)

2. Place: Hoam Art Hall, JoongAng Daily Building, 7 Soonhwa-dong, Jung-gu, Seoul

3. Report: ①Audit report ②Business report ③Report on the appointment of an external auditor

4. Agenda

- Item No. 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings (Draft) for the 39th Fiscal Year (from January 1, 2007 to December 31, 2007)
  - Cash Dividends (Excluding interim dividends)
    Dividend per share: KRW 7,500 (Common)
    KRW 7,550 (Preferred)

- Item No. 2: Approval of the Remuneration Ceiling for the Directors
  - Proposed remuneration ceiling for the 40th fiscal year: KRW 35 billion

**SAMSUNG ELECTRONICS CO., LTD.**

## Details of Agenda

## AGENDA 1: APPROVAL OF BALANCE SHEET, PROFIT AND LOSS STATEMENT AND STATEMENT OF APPROPRIATION OF RETAINED EARNINGS FOR THE 39TH FISCAL YEAR

The balance sheet, the statement of income and the statement of appropriation of retained earnings for the 39th fiscal year are to be approved in accordance with Article 449 of the Commercial Code. Financial results for the fiscal year 2007 are as follows – sales: KRW 63,176 billion, operating profit: KRW 5,943 billion, and net income: KRW 7,425 billion. Summary of financial statements is attached at the end of this document.

Details of scheduled dividend declaration are as follows: year-end dividend per share is KRW 7,500 for common shares and KRW 7,550 for preferred shares, which are increased by 50% from the previous year. We decided to increase the cash dividend for year 2007 as part of our commitment to enhance our shareholder value. As a result, total dividends for year 2007 will be KRW 1,171 billion (Dividend payout ratio: 16%). For your information, interim dividend was KRW 500 per share, both for preferred and common shares.

Besides cash dividends, we also returned a good portion of our earnings to our shareholders through share buybacks, which amounts to KRW 1.8 trillion (2.8 million common shares and 0.4 million preferred shares). As a result, the ratio of our shareholder returns to net income (total payout ratio) for year 2007 will reach 40%, increased by 7%p from year 2006.

[Return to Shareholders during the Past 5 Years]

(Unit: Trillion KRW, %)

| | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|
| Net income | 6.0 | 10.8 | 7.6 | 7.9 | 7.4 |
| Dividends | 0.9 | 1.6 | 0.8 | 0.8 | 1.2 |
| Amount of share buy-back | 2.0 | 3.8 | 2.1 | 1.8 | 1.8 |
| **Total payout ratio** | **49%** | **50%** | **39%** | **33%** | **40%** |

[Stock Price and EPS during the Past 5 Years]

(Unit: KRW)

| | 2003 | 2004 | 2005 | 2006 | **2007** |
|---|---|---|---|---|---|
| Stock Price (Year-end) | 451,000 | 450,500 | 659,000 | 613,000 | **556,000** |
| EPS | 36,356 | 67,899 | 49,970 | 52,880 | **49,532** |

# AGENDA 2: APPROVAL OF THE LIMIT ON THE REMUNERATION FOR DIRECTORS

The remuneration to be paid to directors during the 40th fiscal year is to be approved in accordance with Article 388 of the Commercial Code and Article 34 of the Articles of Incorporation. The proposed limit on the remuneration for the 40th fiscal year is KRW 35 billion, and the amount for the 39th fiscal year was KRW 110 billion. The actual amount paid during the 39th fiscal year was KRW 80.2 billion.

For 39th fiscal year, we increased the remuneration ceiling from KRW 60 billion to KRW 110 billion because of the newly adopted “Long-term Performance Incentive Plan”, which should be paid every three years (2007, 2010, etc.). Because the next payment of the incentive is scheduled for 2010, we have lowered the remuneration ceiling for the 40th fiscal year to KRW 35 billion, which is general compensation limit excluding long-term incentive.

For the total amount paid during the 39th fiscal year, KRW 24.5 billion was paid for the general compensation and KRW 55.7 billion was paid for the long-term incentive. For the past 3 years, we achieved greater than 100% of our competitors’ ROE (70% weight). However, the stock price (30% weight) has under-performed vs. KOSPI.

**< Table of the limits on the remuneration for directors for the recent 4 years >**

(Unit: KRW)

| | '05 | | '06 | | '07 | | '08 |
|---|---|---|---|---|---|---|---|
| | Approved | Executed | Approved | Executed | Approved | Executed | To be approved |
| General Compensation | 60 billion | 49.4 billion | 60 billion | 25.9 billion | 40 billion | 24.5 billion | 35 billion |
| Long-term Incentive | - | - | - | - | 70 billion | 55.7 billion | - |
| Total | 60 billion | 49.4 billion | 60 billion | 25.9 billion | 110 billion | 80.2 billion | 35 billion |

[Attachment]

# Financial Statements for FY 2007

39th fiscal year (January 1, 2007 ~ December 31, 2007)
38th fiscal year (January 1, 2006 ~ December 31, 2006)

Summary of Balance Sheet

(Unit: Trillion KRW, %)

| Account Title | 39h Period | 38h Period | Change |
|---|---|---|---|
| Current Assets | **16.62** | **14.71** | **13%** |
| Cash & Cash Equivalents | 6.89 | 4.31 | 60% |
| Marketable Securities | 0.92 | 2.06 | ⊿55% |
| A/R | 1.78 | 1.84 | ⊿3% |
| Inventories | 3.34 | 3.22 | 4% |
| Non Current Assets | **48.60** | **43.10** | **13%** |
| Investment | 17.12 | 12.65 | 35% |
| PPE | 29.78 | 28.82 | 3% |
| Intangible Assets | 0.57 | 0.52 | 9% |
| Other Non Current Asset | 1.14 | 1.11 | 3% |
| Total Assets | **65.23** | **57.81** | **13%** |
| Liabilities | **13.66** | **12.61** | **8%** |
| Debts | 0.08 | 0.09 | ⊿4% |
| Trade Accounts and N/P | 1.94 | 1.87 | 4% |
| Other Accounts and N/P | 2.96 | 3.29 | ⊿10% |
| Accrued Expenses | 4.07 | 2.87 | 42% |
| Income Tax Payable | 1.11 | 1.11 | 0% |
| Shareholders' Equity | **51.56** | **45.20** | **14%** |
| Capital Stock | 0.90 | 0.90 | 0% |
| Capital Surplus | 6.36 | 6.37 | 0% |
| Capital Adjustments | ⊿8.68 | ⊿6.98 | 24% |
| Accumulated Other Comprehensive Income | 2.02 | 0.56 | 263% |
| Retained Earnings | 50.96 | 44.36 | 15% |
| Total Liabilities & Shareholder's Equity | **65.23** | **57.81** | **13%** |

Summary of Income Statement

39th fiscal year (January 1, 2007 ~ December 31, 2007)
38th fiscal year (January 1, 2006 ~ December 31, 2006)

(Unit: Trillion KRW, %)

| Account Title | 39h Period | 38h Period | Change |
|---|---|---|---|
| **Sales** | **63.18** | **58.97** | **7%** |
| Domestic | 12.13 | 10.75 | 13% |
| Export | 51.04 | 48.22 | 6% |
| **Cost of Sales** | **46.85** | **42.36** | **11%** |
| **Gross Profit** | **16.33** | **16.31** | **⊿2%** |
| **SG&A** | **10.39** | **9.68** | **7%** |
| Wages & Fee | 1.61 | 1.46 | 10% |
| Marketing Expenses | 2.28 | 2.19 | 17% |
| R&D / Royalty Expenses | 3.99 | 3.95 | 1% |
| **Operating Profits** | **5.94** | **6.93** | **⊿14%** |
| **Non OP Income & Expenses** | **2.69** | **2.28** | **18%** |
| F/X Gain (or Loss) | ⊿0.11 | 0.01 | ⊿1,024% |
| Gain (or Loss) on Foreign Currency Translation | 0.00 | 0.10 | ⊿97% |
| Gain (or Loss) on Equity Investment | 2.36 | 1.71 | 39% |
| **Ordinary Profits** | **8.63** | **9.22** | **⊿6%** |
| **Income before Income Taxes** | **8.63** | **9.22** | **⊿6%** |
| Income Taxes | 1.21 | 1.30 | ⊿7% |
| **Net Income** | **7.43** | **7.92** | **⊿6%** |

Cash Flow Statement

39th fiscal year (January 1, 2007 ~ December 31, 2007)
38th fiscal year (January 1, 2006 ~ December 31, 2006)

(Unit: Trillion KRW)

| Account Title | Current Period (39th) | | Previous Period (38th) | |
|---|---|---|---|---|
| **Cash flow from Operating Activities** | | | | |
| - Net Income | 7.43 | | 7.92 | |
| - Depreciation & amortization | 7.06 | | 5.68 | |
| - Gain on Foreign currency translation | 0.00 | | △0.10 | |
| - Gain on valuation on investments using the equity method | △2.36 | | △1.71 | |
| **Net Cash Provided by Operating Activities** | | 13.40 | | 13.11 |
| **Cash flow from Investing Activities** | | | | |
| - Acquisition of property, plant & equipment | △8.47 | △9.43 | △10.25 | △11.16 |
| **Net Cash Used in Investing Activities** | | | | |
| **Cash flow from Financing Activities** | | | | |
| - Repayment of current portion of long-term debt | - | | - | |
| - Payment of dividends | △0.82 | | △0.83 | |
| - Acquisition of treasury stock | △1.83 | | △1.81 | |
| - Exercise of stock options | 0.12 | | 0.19 | |
| **Net Cash Used in Financing Activities** | | △2.53 | | △2.45 |
| **Net Increase/Decrease in Cash & Cash Equivalents** | | 1.44 | | △0.50 |
| **Cash at Beginning of the Year** | | 0.98 | | 1.06 |
| **Cash at End of the Year** | | 2.03 | | 0.98 |

END